Exhibit 99.1

Institutional Presentation October 2023 There is no planet B. Take care of the planet

Section I Ambipar Response At - a - Glance There is no planet B. Take care of the planet

Ambipar Response At-A-Glance

A leading environmental solutions service provider in Brazil with global presence ambipar response

Hazardous environmental and industrial services
Contracts, spot or through a subscription model in 4 business units: emergency, marine, environmental and industrial response

Over 40,000 service events executed in 2022
Wide range of services, involving environmental remediation, emergency response on all transportation modals, and industrial cleaning and maintenance

Global platform with 236 Service Centers
Best in class special equipment and personnel covering wide geographies and supply chains

Diversified client base with 11,000+ recurring customers with long-standing relationship
Major clients in logistics, chemical, O&G, mining and industrial sectors

+5,000 employees, trained in accordance with the international standard of the National Fire Protection Association (NFPA 470)
Under regulatory guidelines and rigorous safety protocols


48%
7%
236
Service Centers
40+
countries
37%
8%
% Gross Revenues
Service Centers
Training Centers
Ambipar Response Headquarters

R$2.6bn	73%
Gross Revenue 2Q23 Annualized	Net Revenue CAGR 18A-2Q23 Annualized
24.6%	**51%**
EBITDA Margin 2Q23 Annualized	Operating ROIC[(1)] 2Q23 Annualized

Source: Ambipar Response information
Notes: (1) Operating ROIC: Considers a fixed tax rate of 30% and average invested capital of the last 5 quarters. Invested Capital calculated by: Shareholders' Equity (+) Net Debt (+) Related Parties (−) Intangible assets.

There is no planet B. Take care of the planet

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ambipar response

Board of Directors


ambipar response

Tércio Borlenghi Junior (Chairman)

Victor Almeida *(Independent Director)*

Carlos Piani *(Independent Director)*

Mariana Sgarbi *(Independent Director)*

Thiago Silva *(Director)*

Guilherme Borlenghi *(Director)*

Alessandra Bessa *(Director)*

Advisory to the Board

- Operational Committee
- Financial Committee

Ownership Structure

B3 Listing	Free Float
ambipar GROUP	NYSE (an ICE exchange)
70.8%	29.2%

→ ambipar response

Executive Organization Chart

Rafael Espirito Santo (CEO Response)

- Pedro Petersen (CFO/IR Response)
- Dennys Spencer (President of Response Brazil)
- Pablo Pinochet (President of Response Latam)
- Martin Lehane (President of Response Europe)
- Pablo Pinochet (President of Response North America)

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I Ambipar Response At - A - Glance Readiness Unit to respond to land emergencies, for all containment, correction and due diligence support in chemical and environmental events There is no planet B. Take care of the planet 5 Readiness Unit to respond onshore and offshore demands , meeting Oil Spill safety criteria, whether through vessels, prevention/correction actions or equipment. Readiness Unit to respond to emergencies through the Oil Spill Rehabilitation Center of fauna, in compliance with environmental constraints. Unit focused on providing engineering solutions in industrial cleaning and maintenance services during vessel docking, with certification for handling radioactive waste, working in confined spaces and at heights.

6 There is no planet B. Take care of the planet UN Regulation Orange Book: transport and storage of HAZMAT Environmental Laws Framework (1) • Environmental protection regulation is complex, and not the client's core business • This generates a recurring demand and revenue for Ambipar • Ambipar Response is a specialist on providing services that allow companies to comply with environmental standards Federal Law 6938/81 National environmental policy Municipal Law SP 50446/2009 Emergency action plan Federal Law 9605/98 Environmental crimes Each country makes regulation for potentially environmental harmful activities Clients are co - responsible for damage caused and are subject to federal environmental crime laws All waste from Response's emergencies need to be disposed of properly, according to waste policies City/Province Global Country Purple Book : Cl a ssificati on of HAZMAT I Environmental Regulation Guarantees Demand (1) Non exhausting list of regulations

Focused on three pillars of emergency responses: prevention, training and field services Prevention T r aini n g Response and Field Services ▪ Measurement and Risk management ▪ Action plan for emergencies ▪ Simulation of emergency situations ▪ Five top - notch multimodal training centers ▪ Largest Training Center in the US ▪ Main trainings: ▪ Hazardous Products Storage and Handling ▪ Waste and Packaging Logistics ▪ Hazardous Products Logistics Legislation ▪ Abiquim Emergency Response Manual ▪ International Emergency Response Course for Hazardous Products ▪ In case of accidents, Ambipar moves resources to remediate any potential negative impact ▪ Scheduled Work : Specialized works, that could involve hazardous materials and require a more sophisticated execution, such as silo cleaning, chemicals removal, etc. ▪ Emergency : from everyday disasters/accidents, to larger emergencies such as dam breaks, pandemic, fire, oil spill, as Brumadinho, Coronavirus, Ultracargo’s fire and oil spill I There is no planet B. Take care of the planet 7 Ambipar Response Service Portfolio

Every supply chain produces, transports, storages and disposes HAZMAT



INDUSTRIAL PROCESS & WASTE GENERATION
Transportation Modes
Industries
Mines
Warehouses
SERVICES
Emergency Response
Response and Restoration
Consulting and Training
Environmental Response Information
Remediation and Industrial Field Services
Services offered by Ambipar Response
TRANSFER, STORAGE & TREATMENT
Treatment, storage and disposal
Truck and rail services
Mobile Recycling operation
Waste transfer management
DISPOSAL
Hazardous Landfill
Non-Hazardous Landfill
Incineration

Positioning in the Value Chain: Ambipar Response is focused on services, while the other players are focused on waste disposal

Source: Company information.

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These pillars built scale and winning quality of services Combination of capabilities allows for standardized services rendered at scale with quality x Standardized and high - end assets x Handles emergency response and other industrial field services x Standard procedures for each HAZMAT category x Nation - wide and international coverage x Standardized Information System x Command/decision - making center x Real - time asset tracking x GIS and Geoprocessing tools x 24/7/365 with dedicated hotline x Multimodal training center with real - world simulations x Technical cooperation with clients and regulators Service Centers Command Center Training Center Technical Expertise/Brand 9001:2015 14001:2015 45001:2018 22320:2013 x Highly experienced team responsible for technical standards in Brazil (ABNT) and the US (NFPA) x Brand recognition One - stop shop for emergency and industrial services I There is no planet B. Take care of the planet 9 How Ambipar Response Wins: Standardized Services Rendered at Scale

Emergencies have three service levels The different levels of response to an emergency have operational and commercial synergies L1 • 24 - hour call center that directs people on site how to respond to an ongoing emergency. • If the emergency requires greater expertise and resources, the L2 is triggered. • Responsible for managing emergencies, coordinating assets and personnel on the ground. • Typically involves subscription contracts with clients. • This level ensures that the response is effective and prepares reports for stakeholders, including environmental agencies/regulators, assuring compliance to environmental law. • L3 is the field service, operating equipment and personnel at the emergency site. • Historically the most fragmented segment, since many L2 companies do not have L3 operations and subcontract L3 companies for the remediation work and follow up. • Often the L3 company itself subcontracts other L3 companies to be able to respond to the emergency and thus also generates cross - selling opportunities for the group. • The same equipment and personnel as the L3 can be used to carry out hazardous industrial services. L2 L3 I There is no planet B. Take care of the planet 10

How we managed to generate value through the platform L1 L2 L3 Verticalization L1, L2 and L3 1 . Winning business model by uniting the 3 levels of service in a platform that generates commercial leads and operational efficiency across the different verticals . 2. This platform allows value generation through growth with M&A, through the growth of the acquired companies' revenue, since that they are complementary in geography or type of service offered . 3. The main cross - selling opportunities are emergencies generated by L 2 contracts or L 3 companies with complementary skills and which outsource it services to other L 3 companies . 4. After reaching a certain size, it is possible to create a control center with all L 3 companies, optimizing the utilization of equipment and teams . Objective: Expand globally Ambipar's successful business model Plan Actions 1. Growth with organic capex: investment in control centers and operational assets to expand service capacity and service capillarity. 2. Growth via M&A : Platform creation, increase revenue via cross - sell and take advantage of operational synergies to increase margin . 3. Operational and Environmental Excellence : Recruit and train effective staff, capable of implementing and leveraging acquisitions to optimize platform performance, giving customers confidence that they are environmentally protected by Ambipar Response . I There is no planet B. Take care of the planet 11 The different levels of response to an emergency have operational and commercial synergies

There was a fire at an agricultural silo in Vancouver. The Ambipar platform has already generated cross - selling in North America Companies acquired in North America have already taken advantage of Ambipar's platform and branding effect. Ambipar Response lev eraged its revenues through the L2 companies generating commercial leads for the group's L3 companies, which did not occur before the acquisitions. 1 We already had this client in Texas. Called us asking for service in Canada. 2 Ambipar Response Canada acted in the emergency response and used the technical expertise of the Texas team. 3 After the emergency, the Industrial Services Division in Canada was hired to clean the silos. 4 The extensive geographic presence, shared expertise and assets, in addition to the portfolio of clients in different industries, allows us to win more business I There is no planet B. Take care of the planet 12

There is no planet B. Take care of the planet Highli g hts Section II

Highlights Organic growth driven by consolidation of the fragmented market Robust financial track record with profitable growth Worldwide footprint with exposure to strong currencies Diversified and robust client base with long - term contracts 1 2 3 4 II There is no planet B. Take care of the planet 14

1 Organic growth driven by consolidation of the fragmented market ambipar response

Ambipar is positioned as the full environmental services provider on a market that lacks clear leaders globally

Consolidation opportunity in a fragmented market

- Addressable market related to environmental services of US$25 bn, of which **Emergency Response represents US$14 bn[1]**
- **Highly fragmented hazmat emergency response market,** with leaders only at single digits market share
- Recent **geographical expansion** enabled by recent acquisitions

Critical service and low-cost item to client

Emergency Response US Market Share[1]



3%
1%
US$14 bn
96%
Top 1 Player
Top 2 Player
Others

(~1000 companies)

Source: 1 - Environmental Business Journal – Volume XXXII Number 11/12 Winter 2019.

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48% 7% 8% 37% North America Eu rope La t am B ra z il Global presence with exposure to hard currencies Source: Company Information Geographic Distribution of Gross Revenue (BRL mn) 69 297 790 1,262 2020 (LTM) 2021 (LTM) 2022 (LTM) 2Q23 Annualized 35 164 215 184 2020 (LTM) 2021 (LTM) 2022 (LTM) 2Q23 Annualized 125 171 211 217 2020 (LTM) 2021 (LTM) 2022 (LTM) 2Q23 Annualized 180 289 597 978 2020 (LTM) 2021 (LTM) 2022 (LTM) 2Q23 Annualized 2020 2Q23 CAGR (20 - 23) +74% CAGR (20 - 23) + 163% Europe North America L a t a m B r az i l CAGR (20 - 23) +20% CAGR (20 - 23) +76% North America Europe Latam Brazil Revenue mix increasing exposure to currencies such as the dollar, pound and euro over the last 3 years 2 17% There is no planet B. Take care of the planet 16 9% 31% 44%

Recurring and diversified revenue with long-term contracts

ambipar response

1. Long-term contracts with blue-chip clients
2. Diversified revenues across massive client-base (geographies, industries and sizes)
3. Contracts with cost pass through assure profitability and returns
4. High rate of contract renewals

- Chemicals and petrochemicals
- Transport and logistics
- Agriculture
- Retail & Consumer Goods
- Power
- Oil & Gas
- Others



Response contracts characteristics

- ✓ Average 4 years duration
- ✓ Response time for emergency service.
- ✓ In subscription contracts, a fixed monthly amount is paid, and a variable amount is due in an eventual emergency.
- ✓ Option to request L1, L2 and/or L3 services.

Partnership with +11,000 clients

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Growing at a fast pace with operating ROIC of 51.2%, 55.4% and 28.7% in 2Q23 LTM, 2022 and 2021, respectively 2 0 1 8 2 0 1 9 2 0 2 0 2 0 2 1 2 0 2 2 2 Q23 A nn . 2 0 1 8 Source: Company information Note: (1) Considers/; EBITDA – taxes (+/ - ) working capital (+/ - ) interest payment (+/ - ) Other as per Audited Financial Release Robust financial track record with profitable growth (R$ mm) Net Revenue (R$ mm) EBITDA and EBITDA Margin 158 227 365 824 1,685 2,448 53 61 112 238 449 601 33.7% 27.0% 30.9% 29.0% 26.6% 24.6% 2 0 1 9 2 0 2 0 2 0 2 1 2 0 2 2 2 Q23 Ann. 4 CAGR + 7 3.0% CAGR + 6 2.3% There is no planet B. Take care of the planet 18

4 *The organic revenue calculation considers Only operations/companies which have been part of the Ambipar Group for at least 12 months Organic Growth Track Record The company has presented organic growth rates, on a “same store sales” gross revenues basis, double digits for several quarters Organic Growth Ambipar Response 19% There is no planet B. Take care of the planet 19 33% 1 5% 40% 20% 14% 35% 27% 28% 2Q21 3Q 2 1 4Q21 1Q22 2Q22 3Q 2 2 4Q22 1Q23 2Q23

692 201 43 168 158 569 118 Cash 2023 2024 2025 Note: (2) Disregards the amount of related Parties Loans. 2 0 2 6 2 0 2 7 2 0 2 8 Margin of safety with maintenance of liquidity and long duration Note: (1) EBITDA Annualized; Considers the amount of related Parties Loans. Capital Structure Access to Capital Markets Financial Gross Debt Breakdown (2) Dollar - based revenue serves as a natural hedge for debt issued in US$ Debentures Issuances: 2022 Ambipar Response NYSE Listing (2023) (R$ mm, x) Financial Gross Debt Amortization Schedule (2) (R$ mm) Avg Tenor ~3.4 years 4 484 1,790 1,146 1.80x Net Debt and Leverage Ratio (1) 2.59x 1.90x 4 Q 21 4 Q 22 2 Q 23 Net Debt Net Debt/Annualized EBITDA Gross Debt: R$ 1,863mm Cash & Eq.: R$ 692mm 16% 84% Short Term Long Term 34% 66% Foreign Currency There is no planet B. Take care of the planet 20 Local Currency

There is no planet B. Take care of the planet

ANNEX

ambipar response

Reconciliation of our Loans and Financings and Debentures to Total Gross Debt, Financial Net Debt based on Covenants, Net Debt Including Related Parties and Financial Leverage, Financial Leverage including Related Parties

R$ Million	2Q23	4Q22
(+) Short Term Loans and financing	62.1	67.7
(+) Short Term Debentures	139.1	84.2
(+) Long Term Loans and financing	592.9	649.8
(+) Long Term Debentures	462.3	516.5
Financial Gross Debt	1,256.4	1,318.1
(-) Cash and equivalents	691.8	271.6
(=) Financial Net Debt based on Covenants	564.6	1,046.5
(/) Pro forma annualized EBITDA[1]	601.4	691.9
Financial Leverage (x)	0.94	1.51
Financial Gross Debt	1,256.4	1,318.1
(+) Related Parties Loans	606.8	769.8
Total Gross Debt	1,863.3	2,087.9
(-) Cash and equivalents	691.8	271.6
(-) Related Parties Assets	25.9	26.2
(=) Net Debt Including Related Parties	1,145.5	1,790.1
(/) Pro forma annualized EBITDA[1]	601.4	691.9
Financial Leverage Including Related Parties (x)	1.90	2.59

1- Calculated as the EBTIDA for 2Q23 multiplied by four.

EBITDA and EBITDA Margin Reconciliation

R$ Million	2Q23	2Q22	6M23	6M22
Profit for period	47.1	34.9	(20.5)	82.4
(+) Income tax and social contribution	(15.1)	(6.6)	(35.3)	(19.9)
(+) Financial Results	(50.9)	(16.6)	(80.6)	(23.3)
(+) Depreciation and amortization expenses	(37.3)	(24.5)	(73.1)	(42.3)
(+) NYSE American Listing expenses	-	-	(121.0)	-
EBITDA (a)	150.3	82.6	289.4	167.9
Net revenue (b)	612.1	332.6	1,208.3	654.5
EBITDA Margin (a)/(b)	24.6%	24.8%	23.9%	25.7%

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ANNEX There is no planet B. Take care of the planet 23 Reconciliation of our operating profit to ROIC Reconciliation of our net revenues to Gross Profit and Gross Margin R$ Million 2Q23 2Q22 6M23 6M22 Net revenue (a) 612.1 332.6 1 , 2 0 8 . 3 6 5 4 . 5 Cost of Services provided Personnel (253.4) (120.2) ( 4 9 1 . 0) ( 2 3 8 . 2) Third parties (92.2) (49.5) ( 1 8 1 . 0) ( 9 6 . 4 ) Fuel (12.8) (18.7) ( 2 5 . 3 ) ( 3 0 . 9 ) Freights (0.8) (1.2) (2.2) ( 2 . 3) Maintenance (24.7) (8.1) ( 4 4 . 6 ) ( 1 4 . 7 ) Taxes (4.2) (6.2) ( 1 5 . 1 ) ( 1 5 . 6 ) Marketing (5.3) (0.7) (8.4) ( 1 . 2) Materials (5.2) (3.5) ( 27 . 5 ) ( 33 . 2 ) Telecommunications (2.9) (0.6) (6.6) ( 1 . 2 ) Travel (19.2) (4.6) ( 37 . 2 ) ( 9 . 2 ) Depreciation (37.3) (21.2) ( 73 . 1 ) ( 42 . 3 ) Rents (11.7) (9.5) ( 22 . 4 ) ( 19 . 1 ) Others (21.9) (27.3) ( 1 7 8 . 6) ( 2 4 . 6 ) Total Cost of Services provided (491.5) (271.2) ( 1 , 1 1 3 . 0 ) ( 5 2 8 . 9) ( - ) SG&A (7.6) (6.5) ( 1 2 . 7 ) ( 1 4 . 0 ) ( - ) Depreciation (37.3) (21.2) ( 7 3 . 1 ) ( 4 2 . 3 ) ( - ) NYSE American Listing expenses - - ( 1 2 1 . 0) - Cost of Services provided (cash) (b) (454.1) (243.6) ( 9 0 6 . 3) ( 4 7 2 .6 ) Gross Profit (a)+(b) 157.9 89.1 3 0 2 . 1 1 8 2 . 0 Gross Margin 25.8% 26.8% 2 5 . 0% 2 7 . 8 % i i R$ Million 2Q23 LTM 4Q22 LTM 2Q23 (A) 1Q23 (B) 4Q22 (C) 3Q22 (D) 2Q22 (E) 1Q22 (F) 4Q21 (G) Operating profit² 427.5 336.8 113.0 103.3 138.1 73.0 61.4 64.2 7 3 .9 Income tax adjustment ¹ , ² (128.2) (101.0) (33.9) (31.0) (41.4) (21.9) (18.4) (19.2) ( 2 2 . 2 ) Net operating profit after tax (a)² 299.2 235.7 79.1 72.3 96.7 51.1 43.0 44.9 5 1 .7 Total Shareholders’ equity³ 730.8 385.1 1,179.7 1,204.4 447.1 435.8 387.1 317.6 3 3 7 . 9 (+) Financial Gross Debt ³ 1,149.7 907.8 1,256.4 1,092.8 1,790.1 929.0 679.9 656.2 4 8 3 . 8 ( - ) Cash and cash equivalents³ 504.8 270.3 691.8 735.4 271.6 668.1 157.2 135.8 1 1 8 .9 (+) Related parties loans (current and non - current)³ 588.9 509.2 606.8 607.2 769.8 595.5 365.1 333.3 4 8 2 . 2 ( - ) Related parties assets³ 32.1 35.5 25.9 26.0 26.2 41.6 41.0 34.1 3 4 .7 Invested capital (b) 1,858.3 1,292.9 1,558.1 1,573.8 1,612.5 892.3 730.2 707.1 5 9 5 . 4 ROIC (a)/(b) 16.1% 18.2% ( - ) Goodwill³ 1,028.9 811.2 1,188.9 1,178.8 1,192.3 861.6 720.3 696.6 5 8 4 . 9 ( - ) Intangibles assets³ 245.0 96.4 369.3 395.0 420.2 30.7 9.9 10.4 1 0 .5 Invested capital ex Goodwill and intangible assets (c) 584.9 385.4 767.1 723.3 624.7 472.5 336.7 266.7 2 2 6 . 4 ROIC (a)/(c) 51.2% 61.2% 1. Income tax adjustment is def ined as op erating prof t for the perio d multiplied by our no rmalized eff ective tax ra te for the p eriod, the numerator of which is income tax and so cial contribut ion and the denominat or of which s profit befo re tax. 2 . Considers the sum of the last 4 quarters. 3 . Considers the average of the last 5 quarters.